BRITISH COLUMBIA

Number: C0771836

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that Austral Pacific Energy Ltd., has continued into British Columbia from the Jurisdiction of YUKON, under the Business Corporations Act, with the name AUSTRAL PACIFIC ENERGY LTD. on October 16, 2006 at 02:29 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On October 16, 2006

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Continuation Application

FORM 16
BUSINESS CORPORATIONS ACT
Section 302

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
October 16, 2006

FILING DETAILS:	*Continuation Application for:* **AUSTRAL PACIFIC ENERGY LTD.**
	Incorporation Number: **C0771836**
Filed Date and Time:	**October 16, 2006 02:29 PM Pacific Time**
Recognition Date and Time:	**Continued into British Columbia October 16, 2006 02:29 PM Pacific Time**

CONTINUATION APPLICATION

Name Reservation Number:

NR8616133

Name Reserved:

AUSTRAL PACIFIC ENERGY LTD.

PREVIOUS FOREIGN JURISDICTION INFORMATION

Identifying Number in Foreign Jurisdiction:

30462

Name in Foreign Jurisdiction:

Austral Pacific Energy Ltd.

Date of Incorporation, Continuation, or Amalgamation in Foreign Jurisdiction:

September 25, 1997

Foreign Jurisdiction:

YUKON

Authorization for Continuation

The authorization for the continuation into BC from the foreign corporations jurisdiction was filed.

NOTICE OF ARTICLES

Name of Company:

AUSTRAL PACIFIC ENERGY LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7
CANADA

Delivery Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7
CANADA

Delivery Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Hill, Peter Julian

Mailing Address:
LAMBTON COURT SERVICED APMTS
120 LAMBTON QUAY
WELLINGTON
NEW ZEALAND

Delivery Address:
LAMBTON COURT SERVICED APMTS
120 LAMBTON QUAY
WELLINGTON
NEW ZEALAND

Last Name, First Name, Middle Name:
Webber, Richard Ernest

Mailing Address:
35A HOBSON CRESCENT
THORNDON
WELLINGTON
NEW ZEALAND

Delivery Address:
35A HOBSON CRESCENT
THORNDON
WELLINGTON
NEW ZEALAND

Last Name, First Name, Middle Name:
Ellenor, Douglas Wayne

Mailing Address:	Delivery Address:
1334 132A STREET SURREY BC V4A 7E7 CANADA	1334 132A STREET SURREY BC V4A 7E7 CANADA

Last Name, First Name, Middle Name:
Bertuzzi, Ronald

Mailing Address:	Delivery Address:
4889 ANGUS DRIVE VANCOUVER BC V6J 4J2 CANADA	4889 ANGUS DRIVE VANCOUVER BC V6J 4J2 CANADA

Last Name, First Name, Middle Name:
Newman, David

Mailing Address:	Delivery Address:
113 MANLY STREET PARAPARAUMU NEW ZEALAND	113 MANLY STREET PARAPARAUMU NEW ZEALAND

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
October 16, 2006

This Notice of Articles was issued by the Registrar on: October 16, 2006 02:29 PM Pacific Time

Incorporation Number: **C0771836**

Recognition Date and Time: Continued into British Columbia on October 16, 2006 02:29 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

AUSTRAL PACIFIC ENERGY LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7
CANADA

Delivery Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7
CANADA

Delivery Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Hill, Peter Julian

Mailing Address:	**Delivery Address:**
LAMBTON COURT SERVICED APMTS 120 LAMBTON QUAY WELLINGTON NEW ZEALAND	LAMBTON COURT SERVICED APMTS 120 LAMBTON QUAY WELLINGTON NEW ZEALAND

Last Name, First Name, Middle Name:
Webber, Richard Ernest

Mailing Address:	**Delivery Address:**
35A HOBSON CRESCENT THORNDON WELLINGTON NEW ZEALAND	35A HOBSON CRESCENT THORNDON WELLINGTON NEW ZEALAND

Last Name, First Name, Middle Name:
Ellenor, Douglas Wayne

Mailing Address:	**Delivery Address:**
1334 132A STREET SURREY BC V4A 7E7 CANADA	1334 132A STREET SURREY BC V4A 7E7 CANADA

Last Name, First Name, Middle Name:
Bertuzzi, Ronald

Mailing Address:	**Delivery Address:**
4889 ANGUS DRIVE VANCOUVER BC V6J 4J2 CANADA	4889 ANGUS DRIVE VANCOUVER BC V6J 4J2 CANADA

Last Name, First Name, Middle Name:
Newman, David

Mailing Address:	**Delivery Address:**
113 MANLY STREET PARAPARAUMU NEW ZEALAND	113 MANLY STREET PARAPARAUMU NEW ZEALAND

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached